AIRTHIUM INC. AND SUBSIDIARY

Independent Auditor's Report and Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

IAS
Certified Public Accountants

AIRTHIUM INC. AND SUBSIDIARY

Independent Auditor's Report
and Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

TABLE OF CONTENTS

	Reference	Page(s)
Independent Auditor's Report		1
Consolidated Balance Sheets	Exhibit A	2 - 3
Consolidated Statements of Operations and Comprehensive Loss	Exhibit B	4
Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	Exhibit C	5
Consolidated Statements of Cash Flows	Exhibit D	6 - 7
Notes to Consolidated Financial Statements		8 - 17
Consolidated Schedules of Selling, General and Administrative Expenses	Schedule B-1	18

IAS
Certified Public Accountants

T: 773 904 2000
F: 773 868 3840
www.intlattest.com

main office
1700 W. Irving Park Rd.
Suite #302
Chicago, IL 60613

downtown office
200 S. Wacker Drive
Suite #1375
Chicago, IL 60606

Independent Auditor's Report

Board of Directors
Airthium Inc. and Subsidiary
Les Loges-en-Josas
France

Opinion

We have audited the accompanying consolidated financial statements of Airthium Inc. and Subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, the consolidated statements of changes in shareholders' equity (deficiency), and the consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Airthium Inc. and Subsidiary as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Airthium Inc. and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Airthium Inc. and Subsidiary's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the

aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Airthium Inc. and Subsidiary's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Airthium Inc. and Subsidiary's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidated schedules of selling, general and administrative expenses are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

International Attest Solutions, LLC

Chicago, Illinois
April 20, 2023

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2022 and 2021

ASSETS

	2022	2021
Current assets		
Cash	$ 309,071	$ 947,199
Account receivables	-	6,256
Prepaid expenses and other assets	52,289	24,438
Refundable VAT tax	26,090	33,085
Refundable income taxes (Note 6)	342,099	151,837
Total current assets	729,549	1,162,815
Non-current assets		
Security deposit	36,806	-
Property and equipment, net (Note 2)	59,560	57,733
Right-of-use lease asset (Note 2)	1,341,381	-
Total non-current assets	1,437,747	57,733
	$ 2,167,296	$ 1,220,548

The accompanying notes are an integral part
of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2022 and 2021

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

	2022	2021
Current liabilities		
Government loan, current portion (Note 4)	$ 107,471	$ 24,881
Operating lease liability - current (Note 5)	86,121	-
Accounts payable	3,026	6,945
Accrued expenses		
Employee compensation	59,691	46,432
Other	40,007	27,873
Total current liabilities	296,316	106,131
Non-current liabilities		
Operating lease liability - non-current (Note 5)	1,284,633	-
Shareholders' advances	8,246	7,781
Government loan, non-current portion (Note 4)	295,546	373,209
"SAFE" Agreements (Note 11)	2,231,697	1,752,786
Total non-current liabilities	3,820,122	2,133,776
Shareholders' equity (deficiency)		
Common stock, no par value, 10,000,000 shares authorized; 8,516,074 shares issued and outstanding	85	85
Additional paid-in capital	11,141	31,136
Accumulated deficit	(1,852,858)	(1,021,892)
Accumulative other comprehensive adjustments	(107,510)	(28,688)
Total shareholders' equity (deficiency) (Exhibit C)	(1,949,142)	(1,019,359)
	$ 2,167,296	$ 1,220,548

The accompanying notes are an integral part of the financial statements

Exhibit B

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2022 and 2021

	2022	2021
Revenues		
Sales	$ 18,908	$ 56,287
Government grants (Note 3)	10,538	16,564
Tax credits (Note 6)	336,103	157,945
Total revenues	365,549	230,796
Expenses (income)		
Selling, general and administrative expenses (Schedule B-1)	1,182,255	699,118
Other expense (income)	9,294	(74)
Gain on adjustment of additional paid-in capital	(19,995)	-
Foreign exchange income	(33)	(331)
Interest expense	24,994	42,025
Total expenses, net	1,196,515	740,738
Net loss (Exhibit C)	(830,966)	(509,942)
Other comprehensive adjustments, net of tax		
Foreign currency translation adjustments	(78,822)	(26,418)
Comprehensive loss	$ (909,788)	$ (536,360)

The accompanying notes are an integral part of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

Years Ended December 31, 2022 and 2021

	Common Stock	Additional Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2020	$ 85	$ 31,136	$ (511,950)	$ (2,270)	$ (482,999)
Net loss (Exhibit B)	-	-	(509,942)	-	(509,942)
Foreign currency translation adjustment	-	-	-	(26,418)	(26,418)
Balances at December 31, 2021 (Exhibit A)	85	31,136	(1,021,892)	(28,688)	(1,019,359)
Net loss (Exhibit B)	-	-	(830,966)	-	(830,966)
Correction additional paid in capital	-	(19,995)	-	-	(19,995)
Foreign currency translation adjustment	-	-	-	(78,822)	(78,822)
Balances at December 31, 2022 (Exhibit A)	$ 85	$ 11,141	$ (1,852,858)	$ (107,510)	$ (1,949,142)

The accompanying notes are an integral part
of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Net loss	$ (830,966)	$ (509,942)
Adjustments to reconcile net loss to net cash for operating activities		
Depreciation and amortization	18,994	11,023
Right-of-use lease operating accrual to cash	29,373	-
Additional paid in capital correction	(19,995)	-
Loan opening balance correction	31,049	-
Prepaid expenses and other	(204,863)	(40,247)
Foreign currency translation adjustment	(78,822)	(26,418)
Increase (decrease) in liabilities		
Accounts payable	(3,919)	(23,049)
Accrued expenses	26,140	7,307
Total adjustments to net loss	(202,043)	(71,384)
Net cash used for operating activities	(1,033,009)	(581,326)
Cash flows for investing activities		
Security deposit	(36,806)	-
Property acquisitions	(20,821)	(54,978)
Net cash used for investing activities	(57,627)	(54,978)
Cash flows from financing activities		
Loan payable	(26,868)	-
Shareholders' advances	479,376	1,267,955
Net cash provided by financing activities	452,508	1,267,955
Net increase in cash	(638,128)	631,651
Cash at beginning of years	947,199	315,548
Cash at end of years	$ 309,071	$ 947,199

The accompanying notes are an integral part of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2022 and 2021

Supplemental disclosure of cash flow information:

	2022	2021
Interest paid	$ 24,994	$ 42,026
Income taxes refunded	(151,837)	(127,964)

Cash and cash equivalents, if any, include highly liquid investments with maturities of three months or less.

As of January 1, 2022, in accordance with *ASU No 2016-02, Leases (Topic 842)*, the Company recorded a right-of-use lease asset of $1,370,754 and a related right-of-use lease liability of $1,370,754 as a non-cash investing and financing activity.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Airthium Inc. (the "Company") and its wholly owned subsidiary Airthium SAS (incorporated in March 2016). All significant intercompany balances and transactions have been eliminated. Airthium Inc. was incorporated in Delaware in May 2017.

Business Operations

The Company's objective is to build a new kind of hybrid energy storage system which combines seasonal energy storage in the form of ammonia, and inter-day storage in the form of hot molten salt. The system is designed to store electricity over such long durations, that when collocated with solar and wind farms, it could be used as a complete replacement for coal, gas and even nuclear power plants.

The Company plans to sell its hybrid seasonal/inter-day storage units to large solar and wind project owners, to turn their facilities into 100% renewable baseload power plants, so the plant owners could collect a premium for the reliability of the electricity supplied all year long to their customers by the plants.

Property and Depreciation

Property and equipment are stated at cost and depreciated using straight-line methods over their estimated useful lives. Leasehold improvements are depreciated over the life of the underlying lease. Other property and equipment are depreciated over 3-5 year periods. Expenditures for repairs and maintenance are expensed as incurred.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

For each tax position, management must determine whether it is more likely than not that the position will be sustained on audit based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. Interest and penalties, if any, related to federal and state income taxes, are recorded in income tax expense.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed when incurred. Advertising expenses were $57,791 and $8,139 for 2022 and 2021, respectively.

Foreign Currency Translation and Transactions

The financial statements of the Company's foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities of the subsidiary are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Current and cumulative translation adjustments net of tax effects have been recorded as a separate component of shareholders' equity under accumulated other comprehensive adjustments. Other foreign currency transaction gains or losses are included in consolidated net income.

Stock options

The Company accounts for stock-based compensation in accordance with *ASC 718, Compensation - Stock Compensation*. Under the fair value recognition provisions of *ASC 718*, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Change in Accounting Principle

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. The new standard is required to be applied using a modified retrospective, with two permissible adoption methods: (1) apply the lease standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements; or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard. The standard is effective for the Company for periods beginning after December 15, 2021.

The Company adopted the new standard on January 1, 2022, using the second modified retrospective method noted above. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022: (a) a lease liability of approximately $1,370,754, representing the present value of remaining lease payments, which approximate $1,717,626 discounted at the Company's annual borrowing rate of approximately 4%, and (b) a right-of-use asset of approximately $1,370,754.

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") lease assets, current portion of lease obligations and long-term lease obligations on the Company's balance sheets. The ROU lease asset represents the Company's right to use an underlying asset for the lease term, and lease obligations represent the Company's obligation to make lease payments arising from the lease. Operating ROU lease assets and obligations are recognized at the commencement date based on the present value of the lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its borrowing rate, based on information available at the commencement date, in determining the present value of lease payments. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Subsequent Events

For the year ended December 31, 2022, the Company has evaluated subsequent events for potential recognition and disclosure through April 20, 2023, the date when the financial statements were available to be issued.

NOTE 2 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2022	2021
Industrial material	$ 66,770	$ 63,351
Office equipment	30,189	19,267
	96,959	82,618
Less accumulated depreciation	37,399	24,885
Net property and equipment	$ 59,560	$ 57,733

Depreciation expense was $18,994 and $11,024 for 2022 and 2021, respectively.

	2022	2021
Right-of-use lease assets - operating	$ 1,370,754	$ -
Less accumulated amortization	(29,373)	-
Right-of-use lease assets - operating, net	$ 1,341,381	$ -

Amortization expense was $29,373 in 2022, and $0 in 2021 is reported on the statement of income as part of rent expense.

NOTE 3 – GOVERNMENT GRANTS

In 2021, the Company received a grant from the French agency (Association Nationale de la Recherche et de la Technologie – ANRT), whose purpose was to fund its research and development expenses. The revenue was recognized in 2022 and 2021 when the related expenses were incurred.

NOTE 4 – GOVERNMENT LOAN

In 2020, the Company received a loan from the French agency Banque Publique d'Investissements (BPI France) for €350,000, which converted to $403,017 at December 31, 2022 and $398,090 at December 31, 2021. The reimbursement of the loan is deferred until November 2022 and carries interest at 2.25%. The loan is payable in 16 quarterly installments of $26,868 plus interest at 2.25%, with final payment due in August 2026, and is not collateralized by any asset.

NOTE 5 – RIGHT-OF-USE ASSET AND RELATED LEASE LIABILITY

The Company recorded a right-of-use asset and related lease liability in accordance with *ASU No 2016-02, Leases (Topic 842)* starting January 1, 2022. The lease is for office and warehouse space in Villebon Sur Yvette (France). Discount rates used to calculate the liability were based on the Company's bank borrowing rates in relation to the lease term.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2022:

2023	$ 134,956
2024	147,225
2025	147,225
2026	147,225
2027	147,225
2028	147,225
2029	147,225
2030	147,225
2031	147,225
2032	147,225
2033	147,225
2034	110,420
	$ 1,717,626

Shown in the financial statement as:	
Undiscounted cash payments	$ 1,717,626
Less discount	(346,872)
Lease liability	$ 1,370,754
Lease liability short-term	$ 86,121
Lease liability long-term	1,284,633
	$ 1,370,754

NOTE 6 – INCOME TAXES

Differences between book and federal tax income are as follows:

	2022	2021
Loss per books before tax	$ (830,966)	$ (509,942)
Research and development tax credit	(336,103)	(157,945)
Currency adjustments	(84,068)	(16,717)
Other adjustments	331,759	57,077
Tax loss for the years	(919,378)	(627,527)
Available tax loss carryforward beginning of years	(1,651,848)	(1,024,321)
Available tax loss carryforward end of years	$ (2,571,226)	$ (1,651,848)

The French subsidiary is the beneficiary of a research and development tax credit. Due to its status as an innovating company, the tax credit is refundable before the term of three years and can be pre-funded. The tax credits were $336,103 and $157,945 for 2022 and 2021, respectively. Research and development tax credit balances were $342,099 and $151,837 for 2022 and 2021, respectively.

Tax years ended December 31, 2019 and forward are still open for examination in the future.

Deferred tax assets and liabilities result from the tax effects of the following differences:

	2022	2021
Loss carryforward	$ 702,086	$ 472,436
Less allowance	(702,086)	(472,436)
Net deferred assets	$ -	$ -

Due to uncertainty in future realization, the entire net deferred tax asset has been fully reserved by an allowance.

NOTE 7 – LEASES

The Company leased office space under a renewed 12-month operating lease with an expiration date on September 30, 2022. The lease term included all related expenses and allocated property taxes.

Total rent expense was $99,400 and $53,981 for 2022 and 2021, respectively.

NOTE 8 – CONCENTRATION OF CREDIT RISKS

The Company maintains cash accounts with high quality financial institutions. The balances may at times exceed federally insured limits. Loss exposure is remote.

NOTE 9 – RECLASSIFICATIONS

Certain reclassifications have been made to the 2021 financial statements to conform to the 2022 financial statement presentation. Such reclassifications had no effect on the results of operations, as previously reported.

NOTE 10 – STOCK OPTIONS

In June 2019, the Company authorized the French subsidiary Airthium SAS to issue stock options. The Plan provides an incentive to attract, retain and reward employees who perform services for the Company. Initially, up to 298 shares of common stock of Airthium SAS may be issued pursuant to awards granted under the Plan. The Plan expires 10 years after adoption unless terminated earlier. As of December 31, 2022 and 2021, no options have been exercised.

In addition, the Company reserves the right to swap option shares issued from Airthium SAS for shares in Airthium Inc. at a pre-determined conversion ratio without prior consent.

NOTE 11 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE)

During the year ended December 31, 2017, the Company entered into 9 SAFE Agreements (Simple Agreements for Future Equity) with third parties, all of them accredited investors or investment funds. Then, during the years ended December 31, 2021 and December 31, 2022, the Company entered into additional SAFE Agreements with both accredited and unaccredited investors via an equity crowdfunding campaign on the US platform Wefunder.

The first group of 9 SAFE agreements from 2017 will hereafter be referred to as “the 2017 SAFE Agreements”, the 1,425 SAFE agreements from 2021 will hereafter be referred to as “the 2021 SAFE Agreements” and, the 5 SAFE agreement from 2022 will hereafter be referred as “the 2022 SAFE Agreements”. Collectively, all SAFE agreements entered into since incorporation will be hereafter referred to as “the SAFE Agreements” or “the Agreements”.

The SAFE Agreements have no maturity date and bear no interest. The Agreements provide the investor with the right to future equity in the Company per the terms of the Agreement. Each Agreement is subject to a valuation cap. The valuation caps of the 2017 SAFE Agreements are “pre-money” and range from $6,000,000 to $10,000,000. The valuation caps of the 2021 SAFE Agreements are “post-money”, range from $12,000,000 to $17,000,000, and have a discount rate of 100%. The valuation caps of the 2022 SAFE Agreements are “post-money”, range from $17,000,000 to $42,000,000, and have a discount rate of 100% (except for the SAFE 15 and 16, no discount).

Per the SAFE Agreements entered into, if there is an equity financing round before the SAFE expires or is terminated, the Company will convert the SAFE into shares of the Company’s stock. The stock that a SAFE investor is issued will have a liquidation preference that is equal to the original investment amount.

NOTE 11 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE) (Continued)

The principal characteristics of the existing SAFE Agreements totalizing $2,231,697 at December 31, 2022 can be summarized as follows:

SAFE Agreements 2017

SAFE #	Date	2022	2021	Valuation Cap	Number of agreements
5	07.21.17	$ 100,000	$ 100,000	$ 10,000,000	1
2	08.15.17	20,000	20,000	6,000,000	1
4	08.16.17	25,000	25,000	6,000,000	1
8	08.22.17	10,000	10,000	8,000,000	1
3	08.24.17	25,000	25,000	6,000,000	1
9	08.25.17	50,000	50,000	8,000,000	1
7	09.05.17	25,000	25,000	8,000,000	1
6	09.22.17	25,000	25,000	8,000,000	1
1	11.30.17	200,000	200,000	8,000,000	1
		$ 480,000	$ 480,000		9

SAFE Agreements 2021

SAFE #	Date	2022	2021	Valuation Cap	Number of agreements
11	05.14.21	$ 155,500	$ 155,500	$ 12,000,000	81
11	05.14.21	680,949	680,949	17,000,000	1,248
11	07.16.21	43,000	43,000	12,000,000	8
11	07.16.21	93,337	93,337	17,000,000	85
10	07.16.21	100,000	100,000	12,000,000	1
10	07.16.21	100,000	100,000	17,000,000	1
10	07.16.21	100,000	100,000	17,000,000	1
		$ 1,272,786	$ 1,272,786		1,425

NOTE 11 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE) (Continued)

SAFE Agreements 2022

SAFE #	Date	2022	2021	Valuation Cap	Number of agreements
15	04.21.22	$ 20,000	$ -	$ 17,000,000	1
16	07.03.22	25,000	-	42,000,000	1
17	10.14.22	148,256	-	42,000,000	1
18	10.20.22	100,000	-	42,000,000	1
19	11.10.22	185,655	-	42,000,000	1
		$ 478,911	$ -		5

The Company accounts for the SAFE agreements under *ASC 480 (Distinguishing Liabilities from Equity)*, which requires that they be recorded at fair value as of the balance sheet date.

NOTE 12 – SIGNIFICANT UNCERTAINTY

The COVID-19 pandemic that emerged in early 2020 has continued to develop rapidly with a significant number of cases. Uncertain consumer behavior and disruptions to the supply chain continue as a result of the pandemic. The continuing financial impact into 2023 and duration of this event cannot be reasonably estimated at this time.

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Schedules of Selling, General and Administrative Expenses

Years Ended December 31, 2022 and 2021

	2022	2021
Salaries and wages	$ 613,188	$ 316,415
Payroll taxes	95,683	68,000
Employee benefits	8,665	1,971
Hiring and training	-	4,141
Travel and entertainment	25,997	11,342
Advertising	57,791	8,139
Repairs and maintenance	332	2,630
Rent	99,400	63,443
Utilities	73,326	50,585
General insurance	3,146	1,447
Depreciation and amortization	18,994	11,024
Office expense and miscellaneous	4,711	11,192
Postage and delivery	1,466	967
Telecommunications	1,348	727
Bank fees	2,891	2,699
Professional fees	152,330	78,742
Outside services	20,917	64,447
Other taxes	2,070	1,207
Total selling, general and administrative expenses	$ 1,182,255	$ 699,118